# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 09/16/2026
Filed by CIK 0001794882
Persons authorized to receive notices and communications: Bing Zhang, 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016, 86-138-1035-5988

## Reporting persons
- Bing Zhang (CIK 0001794882): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 507; shared voting power 12,636; sole dispositive power 507; shared dispositive power 12,636; aggregate amount beneficially owned 13,143 (0.7% of the class)
  Comment: The calculation of the percent of class in Row 13 is based on 1,845,453 Class A ordinary shares, par value $0.15 ("Class A Shares"), outstanding of the Issuer as of June 30, 2026, based on information provided to the Reporting Person by the Issuer. As of the date hereof, Mr. Zhang no longer beneficially owns any Class B ordinary shares ("Class B Shares"). Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.
- Happy Starlight Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,636; sole dispositive power 0; shared dispositive power 12,636; aggregate amount beneficially owned 12,636 (0.7% of the class)
  Comment: The calculation of the percent of class in Row 13 is based on 1,845,453 Class A Shares, outstanding of the Issuer as of June 30, 2026, based on information provided to the Reporting Person by the Issuer. As of the date hereof, Mr. Zhang no longer beneficially owns any Class B Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on February 24, 2020, the Amendment No.1 to the Schedule 13D filed with the SEC on May 5, 2021, the Amendment No. 2 to the Schedule 13D filed with the SEC on March 14, 2022, the Amendment No. 3 to the Schedule 13D filed with the SEC on April 22, 2022, the Amendment No. 4 to the Schedule 13D filed with the SEC on July 12, 2022, the Amendment No. 5 filed with the SEC on April 11, 2023, and the Amendment No. 6 filed with the SEC on September 10, 2024, the Amendment No. 7 filed with the SEC on April 16, 2026 (as amended, the "Original Schedule 13D") by Happy Starlight Limited, a British Virgin Islands company ("HSL"), and Mr. Bing Zhang (each, a "Reporting Person" and together with HSL, collectively, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

This Amendment is being filed to report the consummation of the sale by Mr. Zhang of all 500,000 Class B Shares pursuant to the Share Purchase Agreement described in Item 4 and each Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Shares. This Amendment is the final amendment to the Original Schedule 13D and constitutes an "exit filing" for each Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 16, 2026, Mr. Bing Zhang, the Chairman of the Board of Directors, Chief Executive Officer and interim Chief Financial Officer of the Company, entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Lioness Limited, a company organized under the laws of Hong Kong (the "Purchaser"), pursuant to which Mr. Zhang sold and assigned to the Purchaser all 500,000 Class B ordinary shares of the Company, par value US$0.001 per share (the "Class B Shares"), held by Mr. Zhang, constituting all the issued and outstanding Class B Shares of the Company, for aggregate consideration of US$500.00.

Pursuant to the third amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on August 28 2024, as further amended on May 12, 2025 and July 7, 2026 (each the "Memorandum" and the "Articles"), holders of Class A ordinary shares, par value $0.15 per share ("Class A Shares") and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders of the Company. Pursuant to the Articles, each Class A Share is entitled to one (1) vote on all matters subject to vote on a poll at general meetings of the Company, and each Class B Share is entitled to one hundred (100) votes on all matters subject to vote on a poll at general meetings of the Company. Further, a Class B Share is not convertible into a Class A Share but may be redeemed by the Company at the option of the relevant shareholder by notice in writing to the Company and the redemption price shall be the par value of such Class B Share.

Based on 1,845,453 Class A Shares and 500,000 Class B Shares issued and outstanding as of September 16, 2026, the Class B Shares represent approximately 96.44% of the aggregate voting power of the Company's issued and outstanding share capital.

Mr. Zhang determined to sell the Class B Shares for personal reasons, including health considerations, and because he believes that the Purchaser's experience, resources and international network may support the further development of the Company's business and international operations. Following the sale, Mr. Zhang will continue to serve as the Company's Chairman, Chief Executive Officer and interim Chief Financial Officer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Amendment set forth the aggregate number of shares of Class A Shares and percentages of the shares of Class A Shares beneficially owned by such Reporting Person and are incorporated by reference.

Mr. Zhang is the sole director and sole shareholder of HSL and is deemed to be the beneficial owner of all of the Class A Shares held by HSL. As of the date hereof, Mr. Zhang may be deemed to beneficially own an aggregate of 13,143 Class A Shares.

The calculation of the percentage of Class A Shares outstanding beneficially owned by such Reporting Person is based upon 1,845,453 Class A Shares outstanding as of June 30, 2026 based on information provided to the Reporting Person by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rows 7 through 10 of each Reporting Person's cover page to this Amendment set forth the number of shares of Class A Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.

Mr. Zhang is the sole director and sole shareholder of HSL and is deemed to be the beneficial owner of all of the Class A Shares held by HSL. As of the date hereof, Mr. Zhang may be deemed to beneficially own (i) 507 Class A Shares held directly by Mr. Zhang and (ii) 12,636 Class A Shares held by HSL.

Accordingly, Mr. Zhang has sole voting and dispositive power with respect to 507 Class A Shares and shared voting and dispositive power with respect to 12,636 Class A Shares.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 6, 2025, each Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares as a result of an increase in the number of outstanding Class A Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by incorporating by reference the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1, Share Purchase Agreement, dated as of September 16, 2026, by and between Bing Zhang and Lioness Limited.

## Signatures
- Bing Zhang: /s/ Bing Zhang, Bing Zhang, an individual (09/17/2026)
- Happy Starlight Limited: /s/ Bing Zhang, Bing Zhang, Sole Director (09/17/2026)